UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vishay Precision Group, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92835K103

(CUSIP Number)

Kyle Mowery

c/o GrizzlyRock Capital, LLC

191 N. Wacker Drive, Suite 1500

Chicago, IL 60606

Telephone: (312) 300-4983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock Institutional Value Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 117,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 117,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.96%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock General Partner, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 117,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 117,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.96%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) GrizzlyRock Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 117,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 117,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.96%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Kyle Mowery

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 117,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 117,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.96%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory client

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 56,246

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 56,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,246

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.46%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WV Concentrated Equities Fund (successor in interest to WHI Growth Fund Q.P., L.P.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IV

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WHI Growth Fund Q.P., L.P. (succeeded in interest by WV Concentrated Equities Fund)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WV Growth Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory clients

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) WV Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William Harris Investors, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO-Funds of investment advisory clients

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 56,246

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 56,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,246

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.46%

14	Type of Reporting Person (See Instructions) HC

CUSIP No. 92835K103

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vivaldi Multi-Strategy Fund

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 56,246

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 56,246

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,246

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.46%

14	Type of Reporting Person (See Instructions) IV

CUSIP No. 92835K103

Preliminary Note:

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2017 (the “Original Schedule 13D”, and as amended by this Amendment, this “Schedule 13D”) by (i) GrizzlyRock Capital, LLC (“GrizzlyRock Capital”), GrizzlyRock General Partner, LLC (“GrizzlyRock GP”), GrizzlyRock Institutional Value Partners, LP (the “GrizzlyRock Fund”) and Kyle Mowery (collectively, the “GrizzlyRock Group”); (ii) WV Concentrated Equities Fund (“WVCIX”), successor in interest to WHI Growth Fund Q.P., L.P. (“WHIGF”), WHIGF, WV Growth Fund GP, LLC (“Growth GP”), Vivaldi Capital Management, LLC (“VCM”), WV Investors, LLC (“WV Investors”), William Harris Investors, Inc. (“WHI”) and Vivaldi Holdings, LLC (“Vivaldi Holdings”, and collectively with WVCIX, WHIGF, Growth GP, VCM, WV Investors and WHI, the “Growth Fund Group”); and (iii) Vivaldi Asset Management, LLC (“VAM”, and collectively with Vivaldi Holdings and VCM, “Vivaldi”).

Vivaldi Multi-Strategy Fund (“MStrat”), a registered investment company that is managed by VAM, is also reporting in this Amendment for the first time. WHIGF, which reported in the Original Schedule 13D, pursuant to a Plan of Exchange transferred its assets and stated liabilities to WVCIX, effective April 28, 2017. WVCIX is a registered investment company that is managed by VAM.

GrizzlyRock Capital, GrizzlyRock GP, GrizzlyRock Fund, Kyle Mowery, WVCIX, WHIGF, Growth GP, WV Investors, WHI, VCM, VAM, Vivaldi Holdings and MStrat are each sometimes referred to herein as a “Reporting Person,” and collectively as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed as an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

This Amendment constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4    Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment is being filed to report the disposition of shares of Common Stock that resulted in a disposition of beneficial ownership of Common Stock held as a group by the Reporting Persons in an amount equal to one percent or more of the Issuer’s outstanding Common Stock. With these dispositions, the Reporting Persons as a group are no longer the beneficial owners of five percent or more of the Issuer’s Common Stock, and so this Amendment constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons.

The Reporting Persons may make, or cause, further dispositions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock at any time depending on market conditions and factors.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)     The following list and notes to the list set forth the aggregate number and percentage (based on 12,226,407 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2017) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2, and indicates whether such Reporting Persons have sole or shared voting and dispositive power over such shares. As a group, the Reporting Persons would hold 173,437 shares of Common Stock, or 1.42% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned(1)
GrizzlyRock Institutional Value Partners, LP (1)	117,191	0.96%

(1)  Percentage calculated based on 12,226,407 aggregate Common Stock shares outstanding as of November 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017.

CUSIP No. 92835K103

GrizzlyRock Capital, LLC (1)	117,191	0.96%
GrizzlyRock General Partner, LLC (1)	117,191	0.96%
Kyle Mowery (2)	117,191	0.96%
WHI Growth Fund Q.P., L.P.	0	0%
WV Concentrated Equities Fund	0	0%
WV Growth Fund GP, LLC	0	0%
Vivaldi Capital Management, LLC	0	0%
WV Investors, LLC	0	0%
Vivaldi Holdings, LLC (3)	56,246	0.46%
William Harris Investors, Inc.	0	0%
Vivaldi Asset Management, LLC (3)	56,246	0.46%
Vivaldi Multi-Strategy Fund (3)	56,246	0.46%

(1)         GrizzlyRock Capital is the investment adviser to, and GrizzlyRock GP is the general partner of, the GrizzlyRock Fund. Each has voting and dispositive power with regard to the 117,191shares of Common Stock held by the GrizzlyRock Fund. Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, he has the power to direct the affairs of GrizzlyRock Capital and GrizzlyRock GP. Therefore, GrizzlyRock Capital and GrizzlyRock GP may be deemed to share with Mr. Mowery voting and dispositive power with regard to the 117,191 shares of Common Stock held by the GrizzlyRock Fund.

(2)         Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, the investment adviser to and the general partner of the GrizzlyRock Fund, he has the power to direct the affairs of the GrizzlyRock Fund, including the voting and disposition of 117,191 shares of Common Stock held in the name of the GrizzlyRock Fund. Therefore, Mr. Mowery is deemed to share voting and dispositive power with respect to the 117,191 shares of Common Stock held by the GrizzlyRock Fund.

(3)         VAM, as investment adviser to MStrat, has shared voting and dispositive power with respect to 56,246 shares of Common Stock held by MStrat. Vivaldi Holdings, as a control person of VAM, may be deemed to have shared voting and dispositive power with respect to 56,246 shares of Common Stock and may thus be deemed the indirect beneficial owner of the shares beneficially owned by MStrat. VAM and Vivaldi Holdings specifically disclaim beneficial ownership of such shares.

(c)                   The Reporting Persons effected the following sales (and no purchases) within the past 60 days:

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
GrizzlyRock Fund	9/27/2017	(2,620)	$23.92	Open Market Purchase/Sale
MStrat	9/27/2017	(1,310)	$23.92	Open Market Purchase/Sale
WVCIX	9/27/2017	(1,310)	$23.92	Open Market Purchase/Sale
GrizzlyRock Fund	9/27/2017	(1,650)	$23.91	Open Market Purchase/Sale
MStrat	9/27/2017	(825)	$23.91	Open Market Purchase/Sale
WVCIX	9/27/2017	(825)	$23.91	Open Market Purchase/Sale
GrizzlyRock Fund	10/2/2017	(1,997)	$24.77	Open Market Purchase/Sale
GrizzlyRock Fund	10/2/2017	(974)	$24.75	Open Market Purchase/Sale
GrizzlyRock Fund	10/13/2017	(188)	$24.50	Open Market Purchase/Sale
GrizzlyRock Fund	10/17/2017	(41)	$24.50	Open Market Purchase/Sale

CUSIP No. 92835K103

WVCIX	10/19/2017	(700)	$24.05	Open Market Purchase/Sale
WVCIX	10/19/2017	(384)	$23.75	Open Market Purchase/Sale
WVCIX	10/20/2017	(10,000)	$24.00	Open Market Purchase/Sale
GrizzlyRock Fund	10/20/2017	(714)	$24.00	Open Market Purchase/Sale
MStrat	10/20/2017	(362)	$24.00	Open Market Purchase/Sale
WVCIX	10/20/2017	(1,859)	$24.00	Open Market Purchase/Sale
GrizzlyRock Fund	10/27/2017	(4,641)	$24.50	Open Market Purchase/Sale
GrizzlyRock Fund	10/31/2017	(9,495)	$24.82	Open Market Purchase/Sale
GrizzlyRock Fund	10/31/2017	(10,200)	$24.51	Open Market Purchase/Sale
GrizzlyRock Fund	11/1/2017	(100)	$24.90	Open Market Purchase/Sale
GrizzlyRock Fund	11/2/2017	(4,713)	$24.80	Open Market Purchase/Sale
GrizzlyRock Fund	11/2/2017	(1,521)	$24.80	Open Market Purchase/Sale
GrizzlyRock Fund	11/3/2017	(509)	$24.88	Open Market Purchase/Sale
MStrat	11/3/2017	(2,222)	$24.88	Open Market Purchase/Sale
GrizzlyRock Fund	11/10/2017	(9,995)	$25.00	Open Market Purchase/Sale
MStrat	11/10/2017	(2,221)	$25.00	Open Market Purchase/Sale
WVCIX	11/10/2017	(9,995)	$25.00	Open Market Purchase/Sale
GrizzlyRock Fund	11/13/2017	(10,060)	$26.01	Open Market Purchase/Sale
MStrat	11/13/2017	(3,332)	$26.01	Open Market Purchase/Sale
WVCIX	11/13/2017	(15,000)	$26.01	Open Market Purchase/Sale
GrizzlyRock Fund	11/14/2017	(5,167)	$26.15	Open Market Purchase/Sale
MStrat	11/14/2017	(3,337)	$26.15	Open Market Purchase/Sale
GrizzlyRock Fund	11/14/2017	(1,115)	$26.12	Open Market Purchase/Sale
MStrat	11/14/2017	(720)	$26.12	Open Market Purchase/Sale
GrizzlyRock Fund	11/14/2017	(11,567)	$26.04	Open Market Purchase/Sale
MStrat	11/14/2017	(7,470)	$26.04	Open Market Purchase/Sale
GrizzlyRock Fund	11/15/2017	(13,115)	$26.00	Open Market Purchase/Sale
MStrat	11/15/2017	(8,499)	$26.00	Open Market Purchase/Sale

CUSIP No. 92835K103

GrizzlyRock Fund	11/15/2017	(425)	$26.01	Open Market Purchase/Sale
MStrat	11/15/2017	(276)	$26.01	Open Market Purchase/Sale
GrizzlyRock Fund	11/15/2017	(8,702)	$26.00	Open Market Purchase/Sale
MStrat	11/15/2017	(5,639)	$26.00	Open Market Purchase/Sale
GrizzlyRock Fund	11/16/2017	(5,852)	$26.24	Open Market Purchase/Sale
MStrat	11/16/2017	(3,768)	$26.24	Open Market Purchase/Sale
GrizzlyRock Fund	11/16/2017	(9,672)	$26.29	Open Market Purchase/Sale
MStrat	11/16/2017	(6,228)	$26.29	Open Market Purchase/Sale
GrizzlyRock Fund	11/17/2017	(24,966)	$25.65	Open Market Purchase/Sale
MStrat	11/17/2017	(16,532)	$25.65	Open Market Purchase/Sale
GrizzlyRock Fund	11/17/2017	(2,806)	$25.75	Open Market Purchase/Sale
MStrat	11/17/2017	(1,002)	$25.75	Open Market Purchase/Sale
WVCIX	11/17/2017	(6,215)	$25.75	Open Market Purchase/Sale
WVCIX	11/20/2017	(75,684)	$26.58	Open Market Purchase/Sale
WVCIX	11/21/2017	(47,571)	$27.33	Open Market Purchase/Sale
WVCIX	11/22/2017	(45,282)	$26.73	Open Market Purchase/Sale
WVCIX	11/24/2017	(4,764)	$26.35	Open Market Purchase/Sale
GrizzlyRock Fund	11/27/2017	(136)	$27.80	Open Market Purchase/Sale
MStrat	11/27/2017	(64)	$27.80	Open Market Purchase/Sale
GrizzlyRock Fund	11/28/2017	(9,872)	$27.72	Open Market Purchase/Sale
MStrat	11/28/2017	(4,663)	$27.72	Open Market Purchase/Sale

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)           Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 92835K103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 15, 2017

GRIZZLYROCK INSTITUTIONAL VALUE PARTNERS, LP

By:	GrizzlyRock General Partner, LLC, its general partner

By:	/s/ Kyle Mowery
Kyle Mowery
Managing Member

GRIZZLYROCK CAPITAL, LLC

By	/s/ Kyle Mowery
Kyle Mowery
Managing Member

GRIZZLYROCK GENERAL PARTNER, LLC

By	/s/ Kyle Mowery
Kyle Mowery
Managing Member

/s/ Kyle Mowery
Kyle Mowery

WV CONCENTRATED EQUITIES FUND (successor in interest to WHI Growth Fund Q.P., L.P.)

By:	Vivaldi Asset Management, LLC, its investment manager

By:	/s/ Chad Eisenberg
Chad Eisenberg
Chief Operating Officer

CUSIP No. 92835K103

VIVALDI CAPITAL MANAGEMENT, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg
Chief Operating Officer

WV GROWTH FUND GP, LLC
By:	WV Investors, LLC, its manager

By:	/s/ Chad Eisenberg
Chad Eisenberg
Authorized Signatory

WV INVESTORS, LLC

By:	/s/ Adam B. Langsam
Adam B. Langsam
Manager

WILLIAM HARRIS INVESTORS, INC.

By:	/s/ Marc D. Bassewitz
Marc D. Bassewitz
Vice President

VIVALDI MULTI-STRATEGY FUND

By:	Vivaldi Asset Management, LLC, its investment manager

By:	/s/ Chad Eisenberg
Chad Eisenberg
Chief Operating Officer

VIVALDI HOLDINGS, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg
Chief Operating Officer

CUSIP No. 92835K103

VIVALDI ASSET MANAGEMENT, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg
Chief Operating Officer